599 Lexington Avenue New York, NY 10022-6069 +1.212.848.4000

By EDGAR

June 22, 2023

Ms. Christina Chalk

Senior Special Counsel, Office of Mergers and Acquisitions

Mr. Blake Grady

Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Banco Itaú Chile Schedule 13E-3 filed June 6, 2023 Schedule TO-T filed June 6, 2023 Filed by Itaú Unibanco Holding S.A. et al. File No. 005-80508

Dear Ms. Chalk and Mr. Grady:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 16, 2023, with respect to the Tender Offer Statement on combined Schedule TO and Schedule 13E-3 (File No. 005-80508), filed by Itaú Unibanco Holding S.A. (“IUH”) and ITB Holding Brasil Participações Ltda. (“Purchaser”) with the Commission on June 6, 2023 (the “Schedule TO”), and is submitted on behalf of IUH and Purchaser. Concurrently with the delivery of this letter, IUH and Purchaser have filed with the Commission an amendment to the Schedule TO (“Amendment No. 1”).

For the convenience of the Staff, the comments contained in the Staff’s comment letter appear below in bold. IUH and Purchaser’s response to each comment immediately follows the applicable comment. Except where indicated otherwise, references in the responses to page numbers are to pages of the U.S. Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO (the “U.S. Offer to Purchase”). Unless otherwise defined herein, capitalized terms used herein shall have the meaning given to them in the U.S. Offer to Purchase.

Settlement of the U.S. Offer Price, page iii

1.	We note the disclosure that the Chilean Offer may close before the U.S. Offer because Chilean law limits the number of days the Chilean Offer may remain open. If the Chilean Offer closes before the U.S. Offer, will Chilean holders who tender be paid before tendering U.S. holders? Please advise in your response letter. If yes, analyze how this is consistent with the requirements of Rule 14d-1(d)(2)(ii).

SHEARMAN.COM
Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Response: Purchaser intends to conduct the U.S. Offer and the Chilean Offer concurrently and intends for the U.S. Offer and the Chilean Offer to expire on the same day. Due to differing regulations under Chilean and U.S. regulatory schemes, it is possible (although not anticipated) that the Chilean Offer could expire on a date that is prior to the Expiration Date. If this occurs, there is a possibility that payment for Common Shares tendered into the Chilean Offer could be made before payment for Shares tendered into the U.S. Offer.

If the Expiration Date occurs after the expiration date of the Chilean Offer and at least two business days prior to the Settlement Date, Purchaser undertakes to make payment for Shares tendered into the U.S. Offer on the Settlement Date. If the Expiration Date occurs one business day prior to the Settlement Date or later, Purchaser will make payment for Shares tendered into the U.S. Offer no later than promptly after the expiration of the U.S. Offer.

We respectfully submit that the terms of the U.S. Offer are at least as favorable as those of the Chilean Offer notwithstanding a possible delay in the settlement of the U.S. Offer because an extension of the U.S. Offer would afford holders tendering into the U.S. Offer additional time (not available to holders tendering into the Chilean Offer) to evaluate and respond to any material change to the terms of the U.S. Offer.

In response to the Staff’s comment, we have revised the Schedule TO, in the relevant portions of the U.S. Offer to Purchase and all other ancillary exhibits, to include the following disclosure:

“If the Expiration Date occurs after the expiration date of the Chilean Offer and at least two business days prior to the Settlement Date, Purchaser undertakes to make payment for Shares tendered into the U.S. Offer on the Settlement Date. If the Expiration Date occurs one business day prior to the Settlement Date or later, Purchaser will make payment for Shares tendered into the U.S. Offer no later than promptly after the Expiration Date. In the event that the U.S. Offer expires one business day prior to the Settlement Date or later, the U.S. Offer Price paid to holders of Shares will be converted into U.S. dollars based on the Observed Exchange Rate published by the Central Bank of Chile in the Official Gazette of Chile on the Expiration Date.”

What are the differences between the U.S. Offer and the Chilean Offer?, page v

2.	The disclosure here and on page 10 of the offer materials describes potential differences between the withdrawal rights provided in the U.S. and Chilean Offers. In your response letter, please explain whether a scenario could arise where withdrawal rights in the Chilean Offer could extend beyond those provided in the U.S. Offer. If so, explain how this would satisfy your Tier II obligation to make the U.S. Offer on terms at least as favorable as the Chilean Offer.

Response: In accordance with article 211 of the Chilean Securities Act, tenders of Common Shares into the Chilean Offer may be withdrawn at any time prior to the expiration of the Chilean Offer. Tenders of Common Shares and ADSs made pursuant to the U.S. Offer may be withdrawn at any time prior to the Expiration Date, which is intended by Purchaser to coincide with the expiration date of the Chilean Offer.

In accordance with article 212 of the Chilean Securities Act, on the third Chilean calendar day following the expiration of the Chilean Offer, Purchaser must publish the notice of acceptance of the Chilean Offer. If Purchaser fails to comply with such obligation (this is not anticipated), tenders of Common Shares into the Chilean Offer may also be withdrawn after expiration of the Chilean Offer. Purchaser intends to comply with its obligations under the Chilean Securities Act and publish the notice of acceptance of the Chilean Offer on the third Chilean calendar day following the expiration of the Chilean Offer. Purchaser does not envisage a scenario where the withdrawal rights in the Chilean Offer would extend beyond those provided in the U.S. Offer. In the event that withdrawal rights in the Chilean Offer are reinstated for a period after the expiration of the Chilean Offer (this is not anticipated), Purchaser will clarify in the offer materials that tenders of Shares into the U.S. Offer may be withdrawn during the same period.

In response to the Staff’s comment, we have revised the Schedule TO, in the relevant portions of the U.S. Offer to Purchase and all other ancillary exhibits, to include the following disclosure:

“If withdrawal rights in the Chilean Offer are reinstated for a period after the expiration of the Chilean Offer, we will announce such reinstatement by giving notice to The Bank of New York Mellon, followed as promptly as practicable by a public announcement thereof (which, in any event, will be made no later than 9:00 a.m., New York City time), on the first business day on which such withdrawal rights are reinstated. During any period after the expiration of the Chilean Offer in which the withdrawal rights applicable to tenders of Common Shares into the Chilean Offer are reinstated, tenders of Shares into the U.S. Offer may be withdrawn in accordance with the terms of this U.S. Offer to Purchase.”

Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer, page 6

3.	We note your disclosure that “IUH and Purchaser are making the Offers … to increase the weight of markets with structural growth in IUH’s business portfolio.” Revise to clarify how and why acquiring the Common Shares would increase the weight of markets with structural growth in IUH’s business portfolio. See Instruction 1 and Instruction 2 to Item 1013 of Regulation M-A.

Response: In response to the Staff’s comment, the relevant disclosure has been amended as part of Amendment No. 1 as follows:

“IUH and Purchaser are making the Offers to acquire up to all of the outstanding Common Shares (including Common Shares represented by ADSs) not owned directly or indirectly by IUH and/or its affiliates, consistent with IUH’s aim to deploy more capital in Chile and to continue to increase ~~the weight of markets with structural growth in~~ IUH’s business portfolio within Chile. IUH and Purchaser consider Chile a core market for their activities in Latin America and are confident in its long-term fundamentals and economic growth potential. IUH and Purchaser see attractive growth potential within the Chilean market and believe that increasing their percentage ownership of the Company is a desirable means of advancing IUH’s aim of increasing its business investment in Chile.”

4.	Item 1013(d) of Regulation M-A requires a reasonably detailed discussion of the benefits and detriments of the transaction to the subject company, its affiliates and unaffiliated security holders, and the benefits and detriments must be quantified to the extent practicable. Please revise to include this disclosure. See Instruction 1 and Instruction 2 to Item 1013 of Regulation M-A.

Response: In response to the Staff’s comment, Amendment No. 1 amends the U.S. Offer to Purchase to add the following disclosure as a new subsection of the section entitled “Special Factors — Section 4. Effects of the U.S. Offer”:

“Primary Benefits and Detriments of the Offers

The following discussion of the benefits and detriments of the Offers is not intended to be exhaustive and includes only the material factors considered by IUH and Purchaser. In view of the variety of factors considered in connection with their evaluation of the transaction, IUH and Purchaser did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determination.

The primary benefits of the Offers to the Company’s Unaffiliated Shareholders include the following:

(i)	The opportunity to receive 8,500 Chilean pesos per Common Share, which represents a premium of approximately 15.44% over the closing price, adjusted per dividends, of Ch$7,363.52 per Common Share (after giving effect to the Reverse Stock Split) on the Santiago Stock Exchange on March 2, 2023 (the last trading day on the Santiago Stock Exchange prior to the first public announcement of the Offers) and 2,833.33 Chilean pesos per ADS which represents a premium of approximately 9.99% over the closing price, adjusted per dividends considering the Observed Exchange Rate published on April 20, 2023, of U.S.$3.16 per ADS on the NYSE on March 2, 2023 (the last trading day on the NYSE prior to the first public announcement of the Offers);
(ii)	The Offers provide the Company’s Unaffiliated Shareholders with certainty of value and immediate liquidity by enabling them to sell all or a portion of their Common Shares and/or ADSs for the U.S. Offer Price, without incurring brokerage costs and other costs typically associated with open market sales; and

(iii)	Upon consummation of the Offers, holders of Common Shares and ADSs that are purchased pursuant to the Offers will not bear the risk of losses that could be generated by the Company’s operations or the risk of a decline in the value of the Company after completion of the Offers.

The primary detriments of the Offers to the Company’s Unaffiliated Shareholders include the following:

(i)	Upon consummation of the Offers, holders of Common Shares and ADSs that are purchased pursuant to the Offers will not have the opportunity to participate in the future earnings, profits and growth of the Company and will not have any right to vote on the Company’s corporate matters;
(ii)	The purchase of Shares pursuant to the Offers will reduce the number of Shares that might otherwise trade publicly and could reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public;
(iii)	The receipt of cash in exchange for Shares will be a taxable transaction for U.S. federal income tax purposes. If holders properly tender Shares and accept payment pursuant to this U.S. Offer to Purchase, such holders will generally recognize taxable gain or loss equal to the difference, if any, between the amount realized on the exchange and such holders’ adjusted tax basis in the tendered Shares; and
(iv)	The purchase of ADSs pursuant to the U.S. Offer may cause the failure of the Company to meet certain criteria for listing on the NYSE, which could cause the ADSs to be involuntarily de-listed, further adversely affecting liquidity and market value of the remaining ADSs held by the public.

The primary benefit of the Offers to IUH and Purchaser include the following:

(i)	IUH and Purchaser will have a greater benefit from any income generated by the Company’s operations and any increase in the value of the Company following the Offers.

The primary detriment of the Offers to IUH and Purchaser include the following:

(i)	IUH and Purchaser will bear a greater portion of the risk of any losses generated by the Company’s operations and any decrease in the value of the Company after completion of the Offers.

The primary detriment of the Offers to the Company and its Affiliates include the following:

(i)	The purchase of ADSs pursuant to the U.S.Offer may cause the failure of the Company to meet certain criteria for listing on the NYSE, which could cause the ADSs to be involuntarily de-listed, further adversely affecting liquidity and market value of the remaining ADSs held by the public.”
5.	We note your disclosure that “by extending the Offers at this time, IUH and Purchaser believe that they are offering shareholders a fair price...” Please disclose IUH and Purchaser’s reasons for undertaking the transaction at this time. Refer to Item 1013(c) of Regulation M-A.

Response: IUH and Purchaser’s use of the phrase “by extending the Offers at this time” was intended to convey IUH and Purchaser’s belief that the price offered to Unaffiliated Shareholders is fair in light of the factors referenced in the preceding sentences of the disclosure. In response to the Staff’s comment, Amendment No. 1 amends the U.S. Offer to Purchase to add the following paragraph to the section entitled “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company After the U.S. Offer”:

“As discussed in “Special Factors — 1. Background of the Offers,” as part of the regular review of IUH’s businesses, IUH’s management reviews its long-term strategic goals and potential ways to address strategic imperatives and industry developments, which includes its equity participation in investees such as the Company. Since April 2016, when the merger that resulted in the creation of the Company (as the surviving entity) was consummated, IUH (through its affiliates) has been the controlling shareholder of the Company and has gradually overtime increased its equity ownership of the Company as a result of contractual obligations (including the exercise of put options) under then existing agreements (including a shareholder agreement) with Corp Group and certain of its affiliates. Corp Group and certain of its affiliates ceased to be a shareholder of the Company as a result of the filing by Corp Group and certain of its affiliates for protection under chapter 11 of the United States Bankruptcy Code in June 2021. In connection with the termination of Corp Group and its affiliates’ ownership of shares of the Company in July 2022, a number of contractual obligations applicable to IUH and its affiliates after the merger ceased to exist, which contributed, from a timing perspective, together with the other factors described under “Special Factors — 3. Fairness of the U.S. Offer” (including general economic environment, the availability of cash at hand for payment of the U.S. Offer Price and fair pricing), to IUH and Purchaser’s decision to proceed with the Offers at this time.”

Fairness of the U.S. Offer., page 8

6.	In support of your determination regarding the fairness of the U.S. Offer, you state that “there has been … a substantial decline in the equity markets, both in the U.S. and in Chile.” For clarity, please revise to disclose the time periods and specific equity markets to which you are referring.

Response: In response to the Staff’s comment, the relevant disclosure has been amended as part of Amendment No. 1 as follows:

“Based on the foregoing considerations, IUH and Purchaser believe that, although IUH and Purchaser will receive all or substantially all of the benefits of any actual improvements in the earnings of the Company in the future if the Offers are completed, IUH and Purchaser will also bear all or substantially all of the risk of the Company going forward, including the risk that improvements in the Company’s earnings will not materialize as a result of new conditions or developments affecting the Company and the continued volatility of general market and economic conditions. In particular, there has been significant uncertainty in Chilean financial markets ~~generally~~ (the difference between the high and low quotes seen in the Índice de Precios Selectivo de Acciones was 27.6% in 2022) and a substantial decline in the equity markets~~, both~~ in the U.S ~~and Chile~~ (the S&P 500 index lost over 18.0% in 2022). Accordingly, by extending the Offers at this time, IUH and Purchaser believe that IUH and Purchaser are offering Unaffiliated Shareholders a fair price considering the premiums being offered and the uncertainty for Unaffiliated Shareholders as to whether maintaining or increasing a current investment in the Company would prove in the future to be an optimal investment strategy.”

7.	Refer to the disclosure on page 10. Please revise this section generally to address the procedural fairness of the transaction and why these participants believe it is procedurally fair in the absence of the safeguards outlined in Item 1014(c) and (d) of Regulation M-A. See Item 8 of Schedule 13E-3.

Response: In response to the Staff’s comment, the relevant disclosure has been amended as part of Amendment No. 1 as follows:

“In addition, the U.S. Offer is not conditioned upon the approval by a majority of the Unaffiliated Shareholders ~~as~~, and the directors of the Company have not retained an unaffiliated representative to act solely on behalf of Unaffiliated Shareholders for purposes of negotiating the terms of the U.S. Offer and/or preparing a report concerning the fairness of the U.S. Offer. Chilean law does not require ~~such~~ Unaffiliated Shareholder approval, and IUH and Purchaser do not believe it is necessary or customary to have this procedural safeguard given that the U.S. Offer is otherwise procedurally fair to Unaffiliated Shareholders because:

(i)	the decision to tender into the U.S. Offer is voluntary~~.~~ such that each of the Unaffiliated Shareholders will be able to decide voluntarily whether or not to tender such holder’s Shares in the U.S. Offer;
(ii)	Unaffiliated Shareholders will have sufficient time to make a decision whether or not to tender, as (A) the U.S. Offer will remain open for a minimum of twenty business days, and (B) if IUH and Purchaser amend the U.S. Offer to include any material additional information, IUH and Purchaser will extend the U.S. Offer for a sufficient period to allow shareholders to consider the additional information;

(iii)	IUH, Purchaser and their subsidiaries already own a majority stake in the Company, consisting of an aggregate of 141,961,520 Common Shares representing approximately 65.62% of the issued and outstanding Common Shares (including Common Shares represented by ADSs) of the Company and, therefore, the Unaffiliated Shareholders status as minority shareholders predates, and will remain unaffected by, the U.S. Offer; and
(iv)	~~Moreover,~~ pursuant to applicable Chilean banking regulations, a squeeze-out of minority shareholders is not permissible in the case of a Chilean banking corporation and, therefore, no squeeze-out of minority shareholders of the Company will occur in connection with the Offers.”
8.	Expand this section generally to address how the bidders considered the fairness to holders who do not tender into the Offers, given that there is no intention to conduct a second-step “squeeze out.” You have noted for example that the ADSs may be delisted after the Offers, resulting in considerably less liquidity for remaining holders.

Response: In response to the Staff’s comment, Amendment No. 1 amends the U.S. Offer to Purchase to add the following paragraph to the section entitled “Special Factors — Section 3. Fairness of the Offer”:

“Unaffiliated Shareholders who do not tender their Common Shares and/or ADSs may encounter a reduced public market for their Common Shares and/or ADSs since upon completion of the Offers, the number of Shares available and publicly traded will likely be further reduced. Purchaser and IUH have no current intention to de-list the Company’s ADSs from the NYSE; however, the ADSs may be de-listed if the Company fails to satisfy the NYSE’s continuing listing requirements. If that occurs, it could further adversely affect the liquidity and market value of the remaining Shares. If the ADSs are de-listed from the NYSE, we may seek to terminate the Deposit Agreement with the ADS Depositary, in which case holders of ADSs will have the right to receive Common Shares underlying ADSs upon surrender of ADSs and payment of applicable fees to the ADS Depositary. IUH and Purchaser believe that the U.S. Offer remains fair to Unaffiliated Shareholders who decide not to tender into the U.S. Offer as the Common Shares will continue to be listed on the Chilean Stock Exchanges and such holders will continue to have an interest in the Company and the opportunity to participate in the future earnings or growth, if any, of the Company.”

9.	Refer to the first sentence of the last paragraph in this section, on page 11 of the offer to purchase. Remove the qualifier “believe,” since IUH and Purchaser are in a position to know whether the discussion provided addresses all material factors they considered in assessing fairness.

Response: In response to the Staff’s comment, the relevant disclosure has been amended as part of Amendment No. 1 as follows:

“The foregoing discussion of the information and factors considered by IUH and Purchaser in connection with the fairness of the U.S. Offer is not intended to be exhaustive, but ~~IUH and Purchaser believe that~~ it includes all material factors considered by them.”

Related Party Transactions, page 15

10.	Page 188 of the Company’s 2022 Form 20-F filed on April 27, 2023 includes a table with income received by the Company from (and expenses paid by the Company to) Itaú Unibanco during the Company’s past three fiscal years. To the extent applicable, provide the disclosure required by Item 1005 of Regulation M-A regarding such transactions.

Response: We respectfully submit that the requested disclosure is not applicable, because: (i) with respect to the income received by the Company from (and expenses paid by the Company to) Itaú Unibanco during the fiscal years ending 2022 and 2021, the aggregate value of such income received by the Company from (and expenses paid by the Company to) Itaú Unibanco is not more than one percent of the Company’s consolidated revenues for those fiscal years (within the meaning of subsection (a)(1) of Item 1005 of Regulation M-A); and (ii) with respect to income received by the Company from (and expenses paid by the Company to) Itaú Unibanco during the fiscal year ending 2020, such income received by the Company from (and expenses paid by the Company to) Itaú Unibanco is not in connection with a transaction that occurred during the past two years (within the meaning of subsection (a) of Item 1005 of Regulation M-A). See pages F-7 through F-8 of the Company’s 2022 Form 20-F filed on April 27, 2023.

Risks of Tendering Common Shares in the Chilean Offer Instead of the U.S. Offer, page 15

11.	We note your disclosure that “the terms and conditions of the U.S. Offer and the Chilean Offer are substantially the same” (emphasis added). Disclose the differences between the conditions in the U.S. Offer and those in the Chilean Offer.

Response: The above-referenced disclosure contains a drafting error. The conditions of the U.S. Offer and the Chilean Offer are identical. The terms of the U.S. Offer and Chilean Offer are substantially the same. To make this clearer, the relevant disclosure has been amended, in each place of the U.S. Offer to Purchase in which it appears, as part of Amendment No. 1 as follows:

“Although the terms ~~and conditions~~ of the U.S. Offer and the Chilean Offer are substantially the same and the conditions of the U.S. Offer and the Chilean Offer are identical, because of differences in law and market practice between the United States and Chile, the rights of tendering holders pursuant to the U.S. Offer and the Chilean Offer are not identical.”

Source and Amount of Funds, page 38

12.	Disclose the existence of any alternative financing plans or arrangements in the event Purchaser does not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. Refer to Item 1007(b) of Regulation M-A.

Response: In response to the Staff’s comment, Amendment No. 1 amends the U.S. Offer to Purchase to add the following sentence at the end of the section entitled “The U.S. Offer — Section 9. Source and Amount of Funds”:

“There are no alternative financing arrangements or alternative financing plans in the event that Purchaser does not have the necessary funds to pay the offer consideration and related fees and expenses.”

Conditions to the U.S. Offer, page 40

13.	We note the following disclosure on page 40: “The occurrence and/or existence of any of the foregoing conditions will be determined in our sole discretion.” Reserving the right to determine the satisfaction of an offer condition in the bidder’s “sole discretion” raises illusory offer concerns under Regulation 14E. See Compliance and Disclosure Interpretation 101.02 under “Tender Offer Rules and Schedules” (March 17, 2023) at www.sec.gov. Please revise.

Response: In response to the Staff’s comment, the relevant disclosure has been amended as part of Amendment No. 1 as follows:

“The occurrence and/or existence of any of the foregoing conditions will be determined in our ~~sole~~ reasonable discretion.”

14.	See our last comment above. Refer to the following disclosure on page 40: “These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions...” All offer conditions must be objective and outside the control of the bidder in order to avoid illusory offer concerns under Regulation 14E. Revise the language relating to the circumstances that may “trigger” an offer condition to avoid the implication that they may be within the bidders’ control.

Response: In response to the Staff’s comment, the relevant disclosure has been deleted in its entirety as part of Amendment No. 1 as follows:

“The occurrence and/or existence of any of the foregoing conditions will be determined in our ~~sole~~ reasonable discretion. These conditions ~~are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or~~ may be waived (to the extent legally permissible) by us in whole or in part ~~at any time and from time to time~~ at our sole discretion.”

15.	Reserving the right to waive a condition “at any time and from time to time” is inconsistent with your obligation to inform shareholders promptly if events occur that “trigger” an offer condition. Please revise this language and the following in the last sentence of this section: “Our failure at any time to exercise any of these rights shall not be deemed a waiver of any of these rights; the waiver of any of these rights with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time.” If an event occurs that implicates an offer condition, bidders must promptly inform shareholders whether they will waive the condition and continue with the Offers, or terminate the Offers based on that condition.

Response: In response to the Staff’s comment, the relevant disclosure has been amended as part of Amendment No. 1 as follows:

“The occurrence and/or existence of any of the foregoing conditions will be determined in our ~~sole~~ reasonable discretion. These conditions ~~are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or~~ may be waived (to the extent legally permissible) by us in whole or in part ~~at any time and from time to time~~ at our sole discretion. Our failure at any time to exercise any of these rights shall not be deemed a waiver of any of these rights~~;~~, and the waiver of any of these rights with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances~~; and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time~~. If we waive a condition of the U.S. Offer, we will promptly disseminate such waiver to all shareholders of the Company (including ADS holders) in a manner reasonably designed to inform them of such waiver and extend the U.S. Offer as required by Rules 14d-4, 14d-6, and 14e-1 under the Exchange Act.”

General

16.	We note that the offer commenced on June 6, 2023 and is scheduled to expire at 5:30 p.m. ET on July 5, 2023. Please revise the offer so that it is open 20 full business days in compliance with Rule 14e-1(a). In this respect, Rule 14d-1(g)(3) defines the term “business day” to mean “any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.”

Response: In response to the Staff’s comment, Amendment No. 1 amends the U.S. Offer to Purchase and all other relevant ancillary Schedule TO exhibits to extend the expiration of the U.S. Offer as follows:

“All references regarding the scheduled expiration of the U.S. Offer being “5:30 p.m., New York City time, on July 5, 2023” set forth in the U.S. Offer to Purchase, the ADS Letter of Transmittal, the Common Share Acceptance Form, the ADS Notice of Guaranteed Delivery, and the forms of letters attached as Exhibits (a)(1)(E) through (a)(1)(H) of the Schedule TO, are hereby amended and replaced with “one (1) minute past 11:59 p.m., New York City time, on July 5, 2023.””

17.	We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a going-private transaction or a tender offer. See Sections 21E(b)(1)(E) and 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise.

Response: In response to the Staff’s comment, Amendment No. 1 amends the U.S. Offer to Purchase to delete the applicable reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as follows:

“This U.S. Offer to Purchase contains “forward-looking statements” ~~within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act~~.”

18.	We note the disclaimer that you “undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.” Please revise.

Response: In response to the Staff’s comment, the relevant disclosure has been amended as part of Amendment No. 1 as follows:

“All forward-looking statements included in this U.S. Offer to Purchase are made as of the date on the front cover of this U.S. Offer to Purchase and, ~~unless otherwise required by applicable law,~~except as required by applicable law, including our obligation under Rules 14d-4 and Rule 14d-6(c) under the Exchange Act to promptly disseminate to shareholders of the Company (including ADS holders) any material change to our tender offer materials, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors.”

19.	Clarify whether the bidders will cover the fees associated with tendering ADSs or whether they will be deducted from the proceeds to be paid for such tendered securities.

Response: We respectfully refer the Staff to the following sections of the U.S. Offer to Purchase, which contain the following disclosures regarding the handling of fees associated with tendering ADSs:

“Summary Term Sheet” Section, page vi:

“Will I have to pay any brokerage fees or commissions?

The ADSs have been issued under a facility created pursuant to the deposit agreement by and among the Company, The Bank of New York Mellon, acting as depositary (the “ADS Depositary”), and all holders from time to time of ADSs issued thereunder (such deposit agreement, as amended from time to time, the “Deposit Agreement”). If you are the record owner of ADSs on the books of the ADS Depositary and you tender your ADSs into the U.S. Offer, you will not have to pay brokerage fees or similar expenses. If you cancel your ADSs to tender Common Shares in the U.S. Offer or the Chilean Offer, you will have to pay cancellation fees to the ADS Depositary. See “The U.S. Offer — Section 3. Procedures for Tendering into the U.S. Offer.”

If you own your Common Shares or ADSs through a broker or other securities intermediary, and your broker or other securities intermediary tenders your Common Shares or ADSs on your behalf, your broker or other securities intermediary may charge you a fee for doing so. You should consult your broker or other securities intermediary to determine whether any charges will apply. See “The U.S. Offer — Section 3. Procedures for Tendering into the U.S. Offer.””

“Introduction” Section, pages 1-2:

“If you are the record owner of ADSs on the books of the ADS Depositary and you tender your ADSs in the U.S. Offer, you will not have to pay brokerage fees or similar expenses. If you own your Common Shares or ADSs through a broker, dealer, commercial bank, trust company or other securities intermediary, and your securities intermediary tenders your Common Shares or ADSs on your behalf, your securities intermediary may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other securities intermediary to determine whether any charges will apply. For more information, see “The U.S. Offer — Section 3. Procedures for Tendering into the U.S. Offer.”

If you are a holder of ADSs and you tender your ADSs in the U.S. Offer, you will not bear any cancellation fees payable to the ADS Depositary. If you cancel your ADSs to tender your Common Shares into the U.S. Offer or the Chilean Offer, you will have to pay cancellation fees to the ADS Depositary. For more information, “The U.S. Offer — Section 3. Procedures for Tendering into the U.S. Offer.””

20.	We note that U.S. persons who hold shares in direct form rather than in ADS form may tender into the Chilean Offer. In your response letter, please advise whether permitting them to tender into the Chilean Offer is required under Chilean law.

Response: We have confirmed with Claro & Cia., Chilean counsel to Purchaser and IUH, that under article 208 of the Chilean Securities Act, the Chilean Offer must be made to all shareholders, including U.S. holders. Chilean law does not permit the exclusion of U.S. holders who hold Common Shares from participating in the Chilean Offer.

* * * * *

Please do not hesitate to contact me at (212) 848-4536, or my colleague Roberta Berliner Cherman at +55.11.3702.2245, with any questions or comments you may have.

Very truly yours,

/s/ George Karafotias

George Karafotias

Partner

cc:	Roberta Berliner Cherman – Shearman & Sterling LLP Jake Shaughnessy – Shearman & Sterling LLP Álvaro F. Rizzi Rodrigues – Itaú Unibanco Holding S.A.